 FOR IMMEDIATE RELEASE

ENTERRA ENERGY ANNOUNCES SECOND CLOSING OF THE PREVIOUSLY

ANNOUNCED ACQUISITION OF OKLAHOMA ASSETS

Distributions to be Maintained at $US 0.18/Unit

All dollar amounts unless otherwise specified are in U.S. Dollars

Calgary, Alberta –  March 22, 2006 — Enterra Energy Trust (“Enterra”) (NYSE: ENT and TSX: ENT.UN) today announces that its indirect subsidiary, Enterra Acquisitions Corporation, has completed the second closing of its previously announced acquisition of producing assets located in Oklahoma. This closing took place on March 21, 2006.

With the initial Oklahoma closing in January and this closing, Enterra has added an estimated 5,000 barrels of oil equivalent per day ("BOE/d") at an average purchase price of $43,900 per BOE/d.  The sellers were paid $92 million in units of Enterra (5,178,792 units); $69 million in cash and $60 million in assumption of liabilities, some of which were paid at closing.  Enterra anticipates additional related add-on closings over the next 30 days for a number of small remaining working interests in the Oklahoma properties at similar purchase prices.  Once these transactions are completed, the oil and gas production mix of the acquired properties will consist of approximately 80% natural gas and 20% light oil and will add on the order of 6,300 BOE/d to Enterra's existing production rate, bringing overall production to about 16,000 BOE/d.  The assets include approximately 53,000 net acres of land of which nearly 25,000 net acres are undeveloped.  As previously announced, Enterra has entered into a farmout agreement with Petroflow Energy Inc. whereby Petroflow will fund 100% of the drilling and completion costs on the undeveloped lands to earn a 70% working interest.  Enterra retains a 30% working interest from the day the additional production generated by Petroflow’s drilling activities begins.

Enterra’s President & CEO, Keith Conrad stated, "This transaction is highly accretive and will enhance Enterra’s financial strength. In addition, this acquisition is important to Enterra for a number of reasons.  First, it provides us with a new core area of operations, which is a key element of our strategy.  Second, we feel there is significant upside potential to be developed beyond the initial proven reserves we purchased.  Third, we are very excited to add to the Enterra family, Kim Booth, the Chief Operating Officer of Altex Energy Corporation, and her team, who have been developing and operating these assets for the past several years.”

Enterra entered into a $200 million senior secured bridge credit facility with Fortress Credit Corp. to fund the Oklahoma asset acquisitions and provide additional working capital to Enterra.  This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period.  The facility is secured by a first lien on all US assets of Enterra and a second lien on  all Canadian assets.

Enterra has also entered into a CAD $110 million senior secured bridge credit facility with Brookfield Bridge Lending Fund Inc., which replaced the Enterra’s existing Canadian credit facilities.  This non-revolving facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006.  The facility is secured by a first lien on all Canadian assets of Enterra and a second lien on all US assets.

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Enterra Energy News Release

March 22, 2006

Enterra does not expect to repay the two bridge facilities from internally generated cash and will need to seek additional financing through the issuance of debt or equity. “Enterra is maintaining its current distributions while this bridge facility is in place.  On a go forward basis, we will move toward our goal of transitioning from a smaller growth-oriented trust providing distribution increases, to a substantial long term trust with a more constant sustainable income stream,” added Keith Conrad.

Certain post closing purchase price adjustment provisions remain in place, based on production rates achieved from the assets through September 19, 2006.  The purchase prices on the final closing of the additional working interests will be paid with a combination of units and cash.

Enterra also announces that it is maintaining its cash distribution of US$0.18 per trust unit despite the recent decline in natural gas prices.  This will be paid on April 17, 2006 in respect of the March 2006 production.  The distribution will be paid in $US funds to unitholders of record at the close of business March 31, 2006.  The ex-distribution date is March 29, 2006.

Bryant Park Capital acted as Enterra’s exclusive financial advisor for this debt financing and continues to act as Enterra’s exclusive financial advisor.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust. Enterra acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development. Enterra pays out a monthly distribution which is currently US$0.18.  Additional information can be obtained at the Company's website at www.enterraenergy.com.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

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Enterra Energy News Release

March 22, 2006

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

"BOE/d" means barrel of oil equivalent per day. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group

(403) 263-0262

Linda Latman (212) 836-9609

John Kalman, CFO

www.theequitygroup.com

(403) 539-4313

www.enterraenergy.com